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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                             -----------------------
                             MARCAM SOLUTIONS, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    56614A107
                                 (CUSIP Number)

                              Franchon M. Smithson
                    c/o General Atlantic Service Corporation
                                3 Pickwick Plaza
                          Greenwich, Connecticut 06830
                            Tel. No.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                  July 1, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

56614A107                                                     Page 2 of 10 Pages
---------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          General Atlantic Partners, LLC

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Delaware

                                7         Sole Voting Power

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        -0-
             WITH
                                9         Sole Dispositive Power

                                          -0-

                                10        Shared Dispositive Power

                                          -0-

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          -0-

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          0%

14        Type of Reporting Person (See Instructions)

          OO

56614A107                                                     Page 3 of 10 Pages
---------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          General Atlantic Partners 32, L.P.

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Delaware

                                7         Sole Voting Power

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        -0-
             WITH
                                9         Sole Dispositive Power

                                          -0-

                                10        Shared Dispositive Power

                                          -0-

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          -0-

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          0%

14        Type of Reporting Person (See Instructions)

          PN

56614A107                                                     Page 4 of 10 Pages
---------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          General Atlantic Partners 21, L.P.

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Delaware

                                7         Sole Voting Power

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        -0-
             WITH
                                9         Sole Dispositive Power

                                          -0-

                                10        Shared Dispositive Power

                                          -0-

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          -0-

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          0%

14        Type of Reporting Person (See Instructions)

          PN

56614A107                                                     Page 5 of 10 Pages
---------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          GAP Coinvestment Partners, L.P.

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          New York

                                7         Sole Voting Power

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        -0-
             WITH
                                9         Sole Dispositive Power

                                          -0-

                                10        Shared Dispositive Power

                                          -0-

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          -0-

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          0%

14        Type of Reporting Person (See Instructions)

          PN

56614A107                                                     Page 6 of 10 Pages
---------

                         AMENDMENT NO. 1 TO SCHEDULE 13D


         This Amendment No. 1 to Schedule 13D (this "Amendment") is filed by the undersigned to amend and supplement the Schedule 13D, dated as of August 8, 1997, with respect to the shares of common stock, par value $.01 per share (the "Common Stock"), of Marcam Solutions, Inc., a Delaware Corporation (the "Company").

         Item 1. Security and Issuer.

         This Amendment relates to the shares of Common Stock of the Company. The address of the principal executive offices of the Company is 95 Wells Avenue, Newton, MA 02159.

         Item 2. Identity and Background.

         Item 2 is hereby amended and restated in its entirety as follows:

         This Amendment is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("LLC"), General Atlantic Partners 32, L.P., a Delaware limited partnership ("GAP 32"), General Atlantic Partners 21, L.P., a Delaware limited partnership ("GAP 21"), and GAP Coinvestment Partners, L.P., a New York limited partnership ("GAPCO" and, collectively with LLC, GAP 32 and GAP 21, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza, Greenwich, CT 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of GAP 32 and GAP 21 is LLC. The managing members of LLC are Peter L. Bloom, J. Michael Cline, Steven A. Denning, William E. Ford, William O. Grabe, David C. Hodgson and Franchon M. Smithson (collectively, the "LLC Managing Members"). The LLC Managing Members are also the general partners of GAPCO. The business address of each of the LLC Managing Members is 3 Pickwick Plaza, Greenwich, Connecticut 06830, and the present principal occupation or employment of each of the LLC Managing Members is as a managing member of LLC. Each of the LLC Managing Members is a citizen of the United States.

56614A107                                                     Page 7 of 10 Pages
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         None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

         Item 3. Source and Amount of Funds or Other Consideration

         Not Applicable.

         Item 4. Purpose of Transaction.

         Item 4 is hereby amended and restated in its entirety as follows:

         The Reporting Persons tendered all of their shares of Common Stock into a cash tender offer made by Invensys plc ("Invensys") for all of the outstanding shares of Common Stock of the Company. The tender offer expired at midnight on June 30, 1999, with 96.3% of the outstanding Common Shares having been acquired by Invensys. The Reporting Persons tendered their shares of Common Stock pursuant to a Tender and Option Agreement, dated as of May 27, 1999 (the "Tender Agreement"), among M Acquisition Corp., M Merger Sub, Inc. and the persons listed on Schedule A thereto. Pursuant to the terms of the Tender Agreement and the tender offer, the Reporting Persons did not receive any consideration for certain warrants to purchase Common Shares which were held by such Reporting Persons. One of the LLC Managing Members, Franchon M. Smithson, is a member of the Company's Board of Directors. None of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs
(a) through (j) of Item 4.

56614A107                                                     Page 8 of 10 Pages
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         Item 5. Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) As of July 1, 1999, LLC, GAP 32, GAP 21 and GAPCO each own of record no shares of Common Stock.

         (b) Not Applicable.

         (c) Not Applicable.

         (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

         (e) The Reporting Persons ceased to own beneficially 5% of the outstanding shares of Common Stock of the Company on July 1, 1999.

         Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Issuer.

         Pursuant to the Tender Agreement, each of the Reporting Persons agreed to tender its shares into the tender offer of Invensys, as described in Item 4 of this Amendment No. 1 to Schedule 13D.

         Item 7. Materials to be Filed as Exhibits.

Exhibit 1:       Incorporate by reference the power of attorney for LLC filed as
                 Exhibit 5 to the Schedule 13D, dated as of March 4, 1999, filed in connection with certain transactions relating to the common stock, par value $.01 per share, of GT Interactive Software Corp., a Delaware corporation. Such power of attorney provides Thomas J. Murphy with the requisite power and authority to sign this Amendment No.1 to Schedule 13D on behalf of LLC.

56614A107                                                     Page 9 of 10 Pages
---------

Exhibit 2: Incorporate by reference the power of attorney for GAPCO filed as Exhibit 5 to the Schedule 13D, dated as of March 4, 1999, filed in connection with certain transactions relating to the common stock, par value $.01 per share, of GT Interactive Software Corp., a Delaware corporation. Such power of attorney provides Thomas J. Murphy with the requisite power and authority to sign this Amendment No.1 to Schedule 13D on behalf of GAPCO.

Exhibit 3: Incorporate by reference the Tender and Option Agreement, dated as of May 27, 1999, pursuant to which the Reporting Persons agreed to tender their shares of Common Stock in the tender offer, as filed with the Securities and Exchange Commission as Exhibit (c) (2) to the Schedule 14D-1, dated as of June 3, 1999, filed by Invensys.

56614A107                                                    Page 10 of 10 Pages
---------

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated as of July 9, 1999.

                                        GENERAL ATLANTIC PARTNERS, LLC

                                        By: /s/ Thomas J. Murphy
                                        ------------------------
                                        Name:  Thomas J. Murphy
                                        Title: Attorney-In-Fact


                                        GENERAL ATLANTIC PARTNERS 32, L.P.

                                        By: General Atlantic Partners, LLC,
                                            Its general partner

                                        By: /s/ Thomas J. Murphy
                                        ------------------------
                                        Name:  Thomas J. Murphy
                                        Title: Attorney-In-Fact


                                        GENERAL ATLANTIC PARTNERS 21, L.P.

                                        By: General Atlantic Partners, LLC,
                                            Its general partner

                                        By: /s/ Thomas J. Murphy
                                        ------------------------
                                        Name:  Thomas J. Murphy
                                        Title: Attorney-In-Fact


                                        GAP COINVESTMENT PARTNERS, L.P.

                                        By: /s/ Thomas J. Murphy
                                        ------------------------
                                        Name:  Thomas J. Murphy
                                        Title: Attorney-In-Fact